COMMENTS RECEIVED ON NOVEMBER 17, 2008

FROM CHRISTIAN SANDOE

FIDELITY INVESTMENT TRUST (File Nos. 002-90649 and 811-04008)

Fidelity Global Commodity Stock Fund

POST-EFFECTIVE AMENDMENT NO. 106

1. "Investment Summary" (prospectuses)

"Principal Investment Strategies"

"Normally investing at least 80% of assets in stocks of companies principally engaged in the energy, metals, and agriculture group of industries."

C: The Staff believes the name test is too broad since it would include companies whose returns are not based on commodity performance.

R: We believe that the name test is reasonable as it is reasonable to treat companies principally engaged in energy, metals, and agriculture as commodities companies. We note that the fund will compare its performance to the MSCI All Country World Commodity Producers Sector Capped Index, an index designed to track the performance of companies engaged in commodity production. The index is composed of 3 equally weighted commodities sectors (or industries): energy, metals and agriculture.

2. "Investment Summary" (prospectuses)

"Principal Investment Strategies"

C: The Staff would like us to identify the market capitalization strategy of the fund.

R: The fund does not have a principal investment strategy of investing in securities of companies with a particular market capitalization.

3. "Investment Summary" (prospectuses)

"Principal Investment Strategies"

"Normally investing at least 80% of assets in stocks of companies principally engaged in the energy, metals, and agriculture group of industries."

C: The Staff believes this disclosure should be more narrowly focused to include only companies that derive 50% or more of their revenue from commodities.

R: As noted in response #1, we believe it is reasonable to treat companies principally engaged in energy, metals, and agriculture as commodities companies. We understand that an investment company may use any reasonable definition of the terms used in its name and should define the terms used in its name, which we have done by identifying the three commodities sectors (or industries) on which the fund will focus. In addition, we call the Staff's attention to the following disclosure in the fund's SAI:

"Companies "Principally Engaged" in a Designated Business Activity. For purposes of the fund's policy of investing at least 80% of its assets in securities of companies principally engaged in the business activity or activities identified for the fund, FMR may consider a company to be principally engaged in the designated business activity or activities if: (i) at least a plurality of a company's assets, income, sales, or profits are committed to, derived from, or related to the designated business activity or activities, or (ii) a third party has given the company an industry or sector classification consistent with the designated business activity or activities."

Fidelity Investment Trust (File Nos. 002-90649 and 811-04008), Post-Effective Amendment No. 106

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4. "Investment Summary" (prospectuses)

"Principal Investment Strategies"

"Allocating investments across different countries and regions."

C: The Staff would like to know how the fund will diversify its assets in countries around the world.

R: The fund normally diversifies its investments across different countries and regions. The fund will use fundamental analysis of each issuer's financial condition and industry position and market and economic conditions to select investments. The number of different countries represented by the fund's holdings may vary from time to time.

5. "Investment Summary" (prospectuses)

"Principal Investment Risks"

"Commodities Industry Concentration. The commodities industries can be significantly affected by commodity prices, world events, import controls, worldwide competition, government regulations, and economic conditions."

C: The Staff would like us to define commodities industry.

R: The disclosure will be modified as follows ([bracketed] deleted; underlined added):

Commodities Industry Concentration. The [commodities] energy, metals, and agriculture industries can be significantly affected by commodity prices, world events, import controls, worldwide competition, government regulations, and economic conditions.

6. "Fee Table" (prospectuses)

"A redemption fee may be charged when you sell your shares or if your shares are redeemed because your fund balance falls below the balance minimum for any reason, including solely due to declines in net asset value per share."

C: The Staff believes this footnote is unnecessary and suggests it be removed because forced redemption requires 60 day shareholder notice and this redemption fee is for shares held less than 30 days.

R: An investor can make investments during the notice period but still fail to meet the minimum balance at the expiration of that period. In that case, all shares would be redeemed and the shares that were purchased during the period would be subject to the short-term trading fee. Accordingly, we have not modified disclosure.

Fidelity Investment Trust (File Nos. 002-90649 and 811-04008), Post-Effective Amendment No. 106

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7. "Investment Details" (prospectuses)

"Principal Investment Strategies"

"FMR normally invests at least 80% of the fund's assets in stocks of companies principally engaged in the energy, metals, and agriculture group of industries. These companies may include, for example, integrated oil companies; companies engaged in the exploration and production of oil and gas; companies primarily involved in the production and mining of coal, related products, and other consumable fuels; fertilizer and agricultural chemicals companies; producers of aluminum and related products; companies engaged in producing or extracting metals and minerals; producers of gold, precious metals and minerals, and related products; producers of iron and steel; manufacturers of timber and related wood and paper products; and producers of agricultural products, including crop growers, owners of plantations, and companies that produce and process foods."

C: The Staff requests that we define the "related products".

R: Because the disclosure is worded, "These companies may include, for example . . ." and is not intended to provide an exhaustive list, we do not believe further clarification is necessary or appropriate.

8. "Investment Policies and Limitations" (SAIs)

"Concentration"

"The fund may not purchase the securities of any issuer if, as a result, less than 25% of its total assets would be invested in the securities of issuers principally engaged in the agriculture, energy, and metals group of industries."

C: The Staff believes that this disclosure needs to be more specific because a) it doesn't describe what will happen in other industries and b) it is not clear if the fund must have 25% or more invested in each of the three industries listed, or if the combined group of industries must be 25% or more.

R: A fund is required to disclose its policy with respect to concentrating investments in a particular industry or group of industries. As indicated by the language "agriculture, energy, and metals group of industries" (emphasis added), the fund intends to invest 25% or more in this group in the aggregate, as opposed to 25% in each one in the group. Because the fund had not identified any other industry or group of industries in which it intends to concentrate, it will limit its investments in any other industry to no more than 25%.

9. "Investment Policies and Limitations" (SAIs)

"Commodities"

"The fund is authorized to invest up to 50% of its assets in physical commodities."

C: The Staff questions what impact this policy would have on Subchapter M. The Staff also questions whether any applicable limitations would be imposed by the CFTC if the fund were to invest up to this amount.

R: We are aware of the limitations that currently restrict the fund's ability to invest directly in commodities. For this reason, in the immediate future, we do not intend to use the fund's full authority to invest directly in commodities.

Fidelity Investment Trust (File Nos. 002-90649 and 811-04008), Post-Effective Amendment No. 106

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10. Tandy Representations (prospectuses and SAIs)

C: The Staff would like us to affirm the following three statements:

1) The fund is responsible for the adequacy and accuracy of the disclosure in the filings.

2) Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filing.

3) The fund may not assert Staff comments as a defense in any proceeding initiated by the Commission or any other person under the Federal Securities Laws.

R: We affirm the aforementioned statements.